Exhibit 21.1

Subsidiaries of AeroVironment, Inc.

Name	Jurisdiction of Organization
AeroVironment International PTE. LTD.	Singapore
AV Rhode Island, LLC	Rhode Island
SkyTower, Inc.	Delaware
Altoy Savunma Sanayi ve Havacilik Anonim Sirketi*	Turkey
AeroVironment, Inc.	Afghanastan
HAPSMobile, Inc.**	Japan

*   AeroVironment, Inc. has an 85% ownership interest

**   AeroVironment, Inc. has a 5% ownership interest